Exhibit (a)(3)
November 21, 2007
To All Tesoro Employees:
As you know, on October 26, 2007, Tracinda Corporation announced a tender offer for approximately 16% of Tesoro’s common stock — bringing its total ownership of Tesoro common stock to approximately 20%. As you will see in the attached news release, today the Tesoro Board of Directors has determined that it will remain neutral and will not make a recommendation to Tesoro stockholders as to whether they should, or should not participate in the tender offer.
In addition, the Company announced the implementation of a Stockholder Rights Plan which makes the takeover of a company, without the approval of the Board of Directors, extraordinarily difficult and unlikely.
We recognize that you may have questions about today’s announcement and, as always, we will do our best to keep you fully informed about important events that could impact the Company. We have attempted to answer some of those questions in the attached Q&A document which also will be posted on goTSO.
We anticipate that this announcement will result in increased media and investor attention, and it is particularly important for all of us to speak with one voice at this time. Please forward any calls you may receive from any interested parties or reporters to Natalie Silva at 210-283-2729, and any investor inquiries should go to Scott Phipps at 210-283-2882.
Let me emphasize one other point. The most important thing that all of us can do is to continue to focus on the business at hand. Our many employees have made this company successful, and in fact, that is one of the factors that Tracinda has acknowledged as a reason for their investment. On behalf of the Board of Directors and management team, we thank you for your ongoing commitment to Tesoro.

Sincerely, Bruce Smith Chairman, President and CEO